Exhibit 99.1

Nortek Reports First Quarter 2015 Results
Net Sales Increase 4.5% Year-over-Year, Reflecting Reznor Acquisition and
Strong Growth in Security & Control Solutions Segment

Providence, RI, May 4, 2015 - Nortek, Inc. (Nasdaq: NTK), a global diversified industrial company with leading brands and innovative air management and technology-driven solutions for residential and commercial applications, today announced financial results for the three-month period ended March 28, 2015.

First Quarter 2015 Consolidated Highlights

- Net sales increased 4.5% to $572.7 million, from $547.8 million in the first quarter of 2014. Acquisitions contributed $53.1 million to net sales for the first quarter of 2015. Excluding acquisitions and the impact of foreign exchange translation, net sales decreased 3.4%.
- GAAP operating earnings declined to $7.7 million, from $12.5 million in the first quarter of 2014. Acquisitions contributed $2.9 million to GAAP operating earnings, including the impact of accounting for the fair value of assets acquired and liabilities assumed.
- Adjusted operating earnings* decreased 15.8% to $15.4 million, from $18.3 million in the first quarter of 2014. Adjusted operating margin was 2.7%, compared with 3.3% in the prior year period. Acquisitions contributed $3.5 million to adjusted operating earnings, including the impact of accounting for the fair value of assets acquired and liabilities assumed.
- Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)* rose to $46.0 million, from $43.5 million in the first quarter of 2014. Adjusted EBITDA margin increased to 8.0% from 7.9% in the prior year period. Acquisitions contributed $9.1 million to the increase in adjusted EBITDA.
- GAAP net loss was $13.9 million, or $0.87 loss per diluted share, compared to GAAP net loss of $8.6 million, or $0.55 loss per diluted share, in the first quarter of 2014.
- Net cash used in operating activities was $55.3 million, compared with $52.6 million in the first quarter of 2014. Capital expenditures were $10.1 million, compared with $7.9 million in last year's first quarter. Free cash flow, which is defined as net cash used in operating activities minus capital expenditures, was negative $65.4 million, compared with negative $60.5 million in the first quarter of 2014.
- As of March 28, 2015, Nortek had $43.7 million of unrestricted cash and cash equivalents on its balance sheet, compared with $58.4 million on December 31, 2014.
- As of March 28, 2015, Nortek had $105.0 million of borrowings outstanding under its ABL facility, including approximately $50.0 million used for the acquisition of Anthro Corporation, and on April 30, 2015 had $165.0 million outstanding. Nortek had no borrowings outstanding on December 31, 2014.

* See appendix for reconciliation to most comparable GAAP equivalent.

Management Comments on the First Quarter

"Nortek's results were in line with our expectations for the first quarter," said President and Chief Executive Officer Michael J. Clarke. "While the first quarter is typically our seasonal low point, our Reznor acquisition, along with organic growth in our Air Quality, Security and Ergonomics businesses, helped deliver a 4.5% year-over-year net sales increase. This was partially offset by anticipated declines in our Custom Air and HVAC segments, reflecting lower sales to a major customer in Custom Air and demand shifts that caused a tough year-over-year comparison in HVAC. For our AV businesses, although sales were down in the quarter, our operating loss was reduced year-over-year reflecting, in part, the restructuring and repositioning actions taken in the second half of 2014. Our results also reflected organic improvements in operating earnings and margins across our Air Quality, Security and Ergonomics businesses, highlighting our ability to leverage net sales growth in these segments."

First Quarter 2015 Segment Highlights

- Net sales in the Air Quality & Home Solutions (AQH) segment were down 1.8% (up 1.6% on a constant currency basis) compared to the first quarter of 2014. The increase on a constant currency basis was primarily driven by higher U.S. sales into the retail and appliance channels.
- In the Security & Control Solutions (SCS) segment, net sales increased 13.1% from last year's first quarter. The increase was driven by higher sales of security products to certain OEM customers.
- Net sales in the Ergonomic & Productivity Solutions (ERG) segment were up 14.9% (up 5.0% excluding the Anthro acquisition) from the first quarter last year. The organic increase in net sales was driven by higher Ergotron branded sales, partially offset by lower sales to OEM and retail customers.
- In the Residential & Commercial HVAC (RCH) segment, net sales increased 22.9% (decreased 23.7% excluding acquisitions) compared with the first quarter of 2014. Excluding acquisitions, as anticipated, net sales decreased approximately $23.9 million, reflecting both the comparative effect of a strong first quarter last year and reduced demand from certain customers related to the increase in minimum energy efficiency standards in 2015. These standard changes benefited net sales in the RCH segment in the fourth quarter of 2014.
- Net sales in the Custom & Commercial Air Solutions (CAS) segment were down 10.3% (down 6.8% on a constant currency basis) compared with the first quarter of 2014. The decrease reflected the anticipated decline in sales to a major U.S. semiconductor capital equipment customer whose demand for our products is cyclical. Excluding business with this customer and the impact of foreign exchange translation, net sales increased more than 10% in the first quarter of 2015. In addition, challenging market conditions in Europe and operational inefficiencies impacted performance during the quarter. Nortek is implementing a series of actions to address these issues including discontinuing certain non-strategic and unprofitable product lines and consolidating certain production activities in North America and Europe.
- In the Audio, Video & Control Solutions (AVC) segments, net sales decreased 9.5% compared to last year's first quarter. The decrease primarily reflected lower sales of professional video signal management products.

Management Comments on the Outlook

"We expect 2015 to be a year of continued improvement in residential and nonresidential construction, and our Air Quality and Custom Air segments should benefit from this improvement," Clarke said. "We also anticipate increased demand in the markets served by our Security and Ergonomics segments. In our HVAC segment, we expect continued strong performance from the Reznor acquisition. We also expect, however, that the pre-buy related to the regulatory change will be a continued headwind in the second quarter. While we anticipate the Custom Air segment will face another difficult comparison in the second quarter, due mainly to the impact of our major customer, we do expect to see improved year-over-year sales for the remainder of 2015, based on our strong order input and increased backlog with other customers. With favorable conditions in our end markets, and product development and operational improvement programs underway, Nortek is well-positioned to deliver profitable growth and maximize long-term value for our shareholders as 2015 unfolds."

Conference Call Details

Nortek has scheduled a conference call to review its first-quarter 2015 results tomorrow, May 5, 2015, at 9:00 a.m. ET. Those who wish to listen to the conference call webcast should visit the Investor Relations section of the Company's website at www.nortek.com. The live call also can be accessed by dialing (877) 709-8155 or (201) 689-8881 prior to the start of the call. For those who are unable to listen to the live call, the webcast will be archived on the Company's website. An accompanying slide presentation also will be available on the website.

About Nortek

Nortek is a global, diversified industrial company whose many market-leading brands deliver broad capabilities and a wide array of innovative, technology-driven products and solutions for lifestyle improvement at home and at work. The Company's broad array of offerings includes ventilation products such as range hoods and bathroom fans, security and audio/video solutions, heating and cooling products, air management systems, and ergonomic and productivity solutions.

As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

Safe Harbor Statement

In this press release, we discuss and analyze the results of operations and financial condition of Nortek, Inc. and its wholly owned subsidiaries. In addition to historical information, we also make statements relating to the future, called “forward-looking” statements, which are provided under the “safe harbor” protection of the U.S. Private Securities Litigation Reform Act of 1995. When used in this press release, words such as "anticipate," "believe," "could," "estimate," "expect," "feel," "intend," "may," "plan," "potential," "project," "seek," "should," "will," or "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties, over which we have no control, that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual future activities and operating results to differ include: global economic conditions; the level of domestic and foreign construction and remodeling activity affecting residential and commercial markets; the availability and cost of certain raw materials and purchased components (including, among others, steel, copper, aluminum, electronics, motors, plastics, compressors, various chemicals and paints, and packaging); compliance with conflict minerals regulations; weather fluctuations; acquisition and integration risks; the success of our operational improvement initiatives; potential restructurings and business shutdowns; competition; foreign economic and political conditions; increased costs associated with regulatory compliance, including environmental, health and safety laws and the U.S. Foreign Corrupt Practices Act; foreign currency fluctuations; international business practices; maintaining good relationships with customers and suppliers; labor disruptions; product innovations and improvements; product and warranty liability claims; product recalls or reworks; employment levels; intellectual property rights; security breaches; maintaining pension plans; changes in tax law; and our ability to service our indebtedness. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, readers are urged to carefully review and consider the reports and filings of Nortek with the Securities and Exchange Commission including the description of "risk factors" set forth under Item 1A in our Annual Report on Form 10-K and any further disclosures the Company makes on related subjects in subsequent reports filed with the SEC.

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

	For the first quarter ended			
	March 28, 2015		**March 29, 2014**	
	(Dollar amounts in millions, except per share data)			
Net Sales	$	572.7	$	547.8
Cost of products sold		405.9		393.5
Gross profit		166.8		154.3
Selling, general and administrative expense, net		143.3		128.2
Amortization of intangible assets		15.8		13.6
Operating earnings		7.7		12.5
Net interest expense		(27.2)		(24.1)
Loss before benefit from income taxes		(19.5)		(11.6)
Benefit from income taxes		(5.6)		(3.0)
Net loss	$	(13.9)	$	(8.6)
Basic loss per share	$	(0.87)	$	(0.55)
Diluted loss per share	$	(0.87)	$	(0.55)
Weighted Average Common Shares:				
Basic		15,909,464		15,496,151
Diluted		15,909,464		15,496,151

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollar amounts in millions)

	March 28, 2015	December 31, 2014
ASSETS		
Current Assets:		
Unrestricted cash and cash equivalents	$ 43.7	$ 58.4
Restricted cash	0.5	0.6
Accounts receivable, less allowances	349.1	324.9
Net inventories	414.8	374.3
Prepaid expenses	22.1	18.4
Other current assets	11.3	10.1
Tax refunds receivable	7.0	8.0
Deferred tax assets	37.5	28.1
Total current assets	886.0	822.8
Long-Term Assets:		
Total property and equipment, net	230.0	238.0
Goodwill	499.5	474.3
Intangible assets, less accumulated amortization	646.8	642.6
Deferred debt expense	16.4	17.3
Other assets	14.4	14.1
	1,407.1	1,386.3
Total Assets	$ 2,293.1	$ 2,209.1
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
Current Liabilities:		
Short-term bank obligations	$ 0.4	$ 0.6
Current maturities of long-term debt	7.7	6.3
Accounts payable	280.2	288.8
Accrued expenses and taxes	238.5	222.4
Total current liabilities	526.8	518.1
Other Liabilities:		
Deferred income taxes	121.7	123.5
Other	180.5	185.9
	302.2	309.4
Notes, Mortgage Notes and Obligations Payable, Less Current Maturities	1,441.8	1,339.4
Total stockholders' investment	22.3	42.2
Total Liabilities and Stockholders' Investment	$ 2,293.1	$ 2,209.1

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the first quarter ended	
	March 28, 2015	March 29, 2014
	(Dollar amounts in millions)	
Cash flows from operating activities:		
Net cash used in operating activities	$ (55.3)	$ (52.6)
Cash flows from investing activities:		
Capital expenditures	(10.1)	(7.9)
Net cash paid for businesses acquired	(51.8)	—
Proceeds from the sale of property and equipment	0.1	1.3
Change in restricted cash and marketable securities	0.1	—
Other, net	0.1	(0.4)
Net cash used in investing activities	(61.6)	(7.0)
Cash flows from financing activities:		
Proceeds from ABL and other borrowings	155.6	40.7
Payment of ABL and other borrowings	(51.6)	(6.6)
Net use from equity transactions	(1.8)	(4.0)
Other, net	—	(0.3)
Net cash provided by financing activities	102.2	29.8
Net change in unrestricted cash and cash equivalents	(14.7)	(29.8)
Unrestricted cash and cash equivalents at the beginning of the period	58.4	80.9
Unrestricted cash and cash equivalents at the end of the period	$ 43.7	$ 51.1

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

(A) Nortek, Inc. ("Nortek") and all of its wholly owned subsidiaries, collectively the "Company," is a global, diversified company whose many market-leading brands deliver broad capabilities and a wide array of innovative, technology-driven products and solutions for lifestyle improvement at home and at work. Operating within five primary reporting segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, with additional manufacturing in China and Mexico, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market, and the personal and enterprise computer markets.

The Company operates on a calendar year, and each interim period is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. The Company's fiscal year always begins on January 1 and ends on December 31. As a result, the Company's first and fourth quarters may have more or less days included than a traditional 4-4-5 fiscal calendar, which consists of 91 days. The three months ended March 28, 2015 ("first quarter of 2015") and March 29, 2014 ("first quarter of 2014") include 87 days and 88 days, respectively.

The accompanying unaudited condensed consolidated summary of operations reflects the accounts of Nortek and all of its wholly-owned subsidiaries after elimination of intercompany accounts and transactions. Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

This unaudited condensed consolidated summary of operations should be read in conjunction with the consolidated financial statements and the notes included in the Company's latest annual report on Form 10-K, as may be updated by quarterly reports on Form 10-Q, and current reports on Form 8-K as filed with the Securities and Exchange Commission.

(B) The Company has supplemented the reporting of financial information determined under U.S. generally accepted accounting principles ("GAAP") with certain non-GAAP financial measures, which the Company refers to as "adjusted" measures, including adjusted operating earnings and adjusted EBITDA (earnings before interest, taxes, depreciation and amortization). Adjusted operating earnings is defined as operating earnings as reported, adjusted to exclude certain cash and non-cash, non-recurring items that are otherwise included in operating earnings. Adjusted EBITDA is defined as adjusted operating earnings, further adjusted to exclude depreciation and amortization expense, and share-based compensation expense.

Adjusted operating earnings and EBITDA are not defined terms under GAAP. Neither should be considered as an alternative to operating earnings or net earnings (loss) as a measure of operating results. There are material limitations associated with making the adjustments to the Company's earnings to calculate adjusted operating earnings and EBITDA, and using these non- GAAP financial measures as compared to the most directly comparable GAAP financial measures. For instance, adjusted operating earnings and EBITDA do not include:

- interest expense, and, because the Company has borrowed money in order to finance its operations, interest expense is a necessary element of the Company's costs and ability to generate revenue;
- income tax expense, and because the payment of taxes is part of the Company's operations, tax expense is a necessary element of its costs and ability to operate; or
- certain cash and non-cash, non-recurring items, and share-based compensation expense, and, because such items can, at times, affect the Company's operating results, the exclusion of such items is a material limitation.

Further, adjusted EBITDA does not include depreciation and amortization expense, and, because the Company uses capital assets, depreciation and amortization expense is a necessary element of its costs and ability to generate revenue.

The Company presents adjusted operating earnings and EBITDA because it considers them important supplemental measures of its performance and believes they are frequently used by the Company's investors and other interested parties, as well as by management, in the evaluation of other companies in its industry. In addition, adjusted operating earnings and EBITDA provide additional information used by the Company's management and Board of Directors to facilitate internal comparisons to historical operating performance of prior periods. Further, management believes that adjusted operating earnings and EBITDA facilitate operating performance comparisons from period to period because it excludes potential differences caused by variations in capital structure (affecting interest expense), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting depreciation expense).

While adjusted operating earnings and EBITDA are frequently used as measures of operations and the ability to meet debt service requirements by other companies, the Company's use of this financial measure is not necessarily comparable to such other similarly titled captions of other companies. These non-GAAP financial measures reflect an additional way of viewing aspects of operations that, when viewed with GAAP results, provide a more complete understanding of the business. The company strongly encourages investors and shareholders to review company financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

The following table reconciles operating earnings to adjusted operating earnings and EBITDA for the first quarters ended March 28, 2015 and March 29, 2014:

		For the first quarter ended		
		March 28, 2015		March 29, 2014
		(Dollar amounts in millions)		
Operating earnings	$	7.7	$	12.5
Restructuring and transformation charges (a)		6.5		3.8
Other Adjustments:				
Non-recurring losses (b)		1.0		0.5
Acquisition fees and expenses		0.1		2.0
Gain on sale of assets		—		(0.2)
Joint venture income		(0.2)		(0.3)
Net foreign exchange losses (c)		0.3		—
Subtotal - Other Adjustments		1.2		2.0
Adjusted Operating Earnings		15.4		18.3
Depreciation and amortization expense		28.7		23.5
Share-based compensation expense		1.9		1.7
Adjusted EBITDA (d)	$	46.0	$	43.5

(a) Includes all restructuring charges, including severance, relocation and transformation/transition costs. Costs associated with these activities for the first quarters ended March 28, 2015 and March 29, 2014 were as follows:

		For the first quarter ended		
		March 28, 2015		March 29, 2014
		(Dollar amounts in millions)		
Subsidiary Combinations	$	0.1	$	0.1
Manufacturing Rationalization & Relocation Initiatives		2.7		1.7
Warehousing & Distribution Consolidation		2.1		1.3
Other operational improvement initiatives		0.8		0.7
All other exit and disposal activities		0.8		—
	$	6.5	$	3.8

(b) For the first quarter ended March 28, 2015, this amount includes approximately $1.0 million in legal and other professional services incurred related to the FCPA investigation in the SCS segment.

For the first quarter ended March 29, 2014, this amount includes (1) severance of approximately $0.4 million related to headcount reductions in the CAS segment, and (2) amortization of approximately $0.1 million to record leasehold fair value adjustments.

(c) Non-cash foreign exchange (gains) losses relate to intercompany debt not indefinitely invested in our subsidiaries.

(d) See the Company's Form 10-Q for the quarterly period ended March 28, 2015 for information pertaining to the pro forma effect of acquisitions, which is not reflected in the above presentation of Adjusted EBITDA.